United States securities and exchange commission logo





                           March 5, 2021

       Michael D. Porcelain
       President and Chief Operating Officer
       Comtech Telecommunications Corp.
       68 South Service Road, Suite 230
       Melville, New York 11747

                                                        Re: COMTECH
TELECOMMUNICATIONS CORP /DE/
                                                            Registration
Statement on Form S-3
                                                            Filed March 3, 2021
                                                            File No. 333-253827

       Dear Mr. Porcelain:

              This is to advise you that we have not reviewed and will not review your registration statement.

               Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                                                        Please contact Beverly
Singleton at (202) 551-3328 with any questions.




                           Sincerely,


                           Division of Corporation Finance

                           Office of Manufacturing